

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2023

Chris Anthony
Chief Executive Officer
Aptera Motors Corp
5818 El Camino Real
Carlsbad, CA 92008

> **Re: Aptera Motors Corp**
> **Post-Qualification Amendment to Offering Statement on Form 1-A**
> **Filed on July 20, 2023**
> **File No. 024-11479**

Dear Chris Anthony:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 13, 2023 letter.

Amendment No. 1 to Form 1-A filed July 20, 2023

General

1. We note that you are conducting an offering under Rule 506(c) of Regulation D. Please disclose the amount raised to date and the potential dilutive effects of this offering.

2. We note your disclosure that the minimum investment amount made on the Republic Platform is $210 and $1,000 for all other investments. Please clarify whether the investment terms and securities being purchased through Republic Platform and other investments are identical. Please address any material risks. Please also advise how investors will be made aware of the two different investment opportunities.

Please contact Sarah Sidwell at 202-551-4733 or Asia Timmons-Pierce at 202-551-

3754 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Jamie Ostrow